UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 10, 2023

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In the Matter of

Ecrid, Inc.
1320 S Federal Hwy Suite 215
Stuart , FL 34994

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-255110

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 Ecrid, Inc. filed with the Commission a post-effective amendment to a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The post-effective amendment to the registration statement has been on file for more than nine months and has not yet become effective.

 Ecrid, Inc. has failed to respond to notice under Rule 479 that the post-effective amendment to the registration statement would be declared abandoned unless it was timely amended or withdrawn;

 In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on March 10, 2023.

 For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief